Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements

As at and for the three and nine month periods ended
September 30, 2014 and 2013

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Comprehensive Loss	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	6

Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30	December 31
As at	Notes	2014	2013

Current assets
Cash	4	$31,920	$94,998
Accounts receivable		16,874	91,301
Current assets		48,794	186,299

Restricted cash	4	214,218	219,304
Plant, property and equipment	6	1,062,280	1,149,724
Exploration and evaluation assets	7	12,267,451	12,289,692
Non-current assets		13,543,949	13,658,720

Assets		$13,592,743	$13,845,019

Liabilities
Current liabilities
Shareholder loans	5	$3,764,526	$3,483,436
Trade and other payables		663,204	935,347
Current liabilities		4,427,730	4,418,783

Decommissioning liabilities	10	443,179	415,300

Shareholders' equity	8
Common stock		14,056,459	14,056,459
Warrants		254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(4,977,656)	(4,798,430)
Accumulated other comprehensive loss		(788,659)	(678,783)
Shareholders' equity		8,721,834	9,010,936

Shareholders' equity and liabilities		$13,592,743	$13,845,019

Going concern	2
Subsequent event	11

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited)

		3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Notes	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Revenues
Royalty income		$156,841	$10,798	$303,891	$38,010
		156,841	10,798	303,891	38,010
Expenses
General and administrative		39,532	12,198	68,296	49,388
Share-based compensation		-	-	-	152,963
Depletion	6	45,130	5,100	87,444	9,700
Finance expense	9	144,752	192,117	293,417	237,787
Foreign exchange loss		15,171	-	22,118	-
		244,585	209,415	471,275	449,838

Net loss before tax		87,744	198,617	167,384	411,828
Current income tax		111	1,228	11,842	2,919
Net loss		87,855	199,845	179,226	414,747

Foreign currency translation adjustment		98,977	-	109,876	-
Comprehensive loss		$186,832	$199,845	$289,102	$414,747

Net loss per share
(basic and diluted)	8	$0.00	$0.00	$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)

For the 9 months ended	Notes	Sept 30, 2014	Sept 30, 2013

Share capital	8
Balance, beginning of period		$14,056,459	$10,534,313
Issued to acquire exploration and evaluation assets		-	15,194
Issued to former director		-	12,500
Balance, end of period		14,056,459	10,562,007

Warrants	8
Balance, beginning of period		254,938	-
Issued		-	254,938
Balance, end of period		254,938	254,938

Contributed surplus	8
Balance, beginning and end of period		176,752	176,752

Accumulated other comprehensive loss	8
Balance, beginning of period		(678,783)	-
Foreign currency translation adjustment		(109,876)	-
Balance, end of period		(788,659)	-

Accumulated deficit
Balance, beginning of period		(4,798,430)	(3,781,428)
Loss for the period		(179,226)	(414,747)
Balance, end of period		(4,977,656)	(4,196,175)

Total equity		$8,721,834	$6,797,522

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2014	Sept 30, 2013	Sept 30, 2014	Sept 30, 2013

Operating activities
Net loss	$(87,855)	$(199,845)	$(179,226)	$(414,747)

Items not affecting cash
Depletion	45,130	5,100	87,444	9,700
Foreign exchange loss	15,171	-	22,118	-
Share-based compensation	-	-	-	152,963
Interest on shareholder loans	144,573	191,701	281,090	233,839
Shares issued for services	-	-	-	12,500
Accretion on decommissioning	314	2,441	12,818	8,999
Operating cashflow before working capital	117,333	(603)	224,244	3,254
Change in non-cash working capital	(132,349)	-	(197,716)	15,465
	(15,016)	(603)	26,528	18,719

Financing activities
Increase (decrease) in restricted cash	15,053	(159)	4,921	(2,510)

Investing activities
Net exploration and evaluation expenditure	(61,477)	-	(87,636)	-

Increase in cash	(61,439)	(762)	(56,187)	16,209
Foreign exchange loss (gain) on cash denominated in a foreign currency	(15,484)	159	(6,891)	-
Cash, beginning of period	108,843	88,932	94,998	72,120
Cash, end of period	$31,920	$88,329	$31,920	$88,329

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company’s properties depends on the ability of the Company to obtain financing. At September 30, 2014, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.98 million. At September 30, 2014 the Company has a working capital deficit of $4.37 million which includes $3.76 million of shareholder loans. The requirement to obtain financing in the near term, the dependence of certain shareholders who have advanced funds and the ongoing losses and negative operating cash flows cast doubt on the Company’s ability to continue as a going concern.

Additional funds will be required fund the working capital deficit, the ongoing operations of the Company and to fund the exploration and development of the Company’s properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

3.	Basis of preparation:

	a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2013. The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 28, 2014.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

	c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

	d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At September 30, 2014 the Company held cash of $31,920 (2013 – $94,998). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At September 30, 2014, the Company held restricted cash of $0.21 million (2013 – $0.22 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

5.	Shareholder loans:

	September 30	December 31
	2014	2013
Loans on acquisition of Surat	$3,000,000	$2,960,396
Accretion on shareholder loan	-	39,604
Accrued and unpaid interest thereon	585,591	312,555
Loan to fund deposits	134,250	134,250
Accrued and unpaid interest thereon	44,685	36,631
	$3,764,526	$3,483,436

The $3.0 million loan is secured by the Company’s Surat basin assets, bears interest at 8% and matures on February 28, 2015.

The Company borrowed funds from two stockholders to fund the deposit for one of its exploration concessions in Australia. The balance is unsecured, accrues interest at 12% per annum and is due on demand.

6.	Plant, Property and Equipment:

Cost or deemed cost
Balance at January 1, 2013	$453,999
Acquisitions	1,058,096
Dispositions	(308,096)
Balance, December 31, 2013 and September 30, 2014	$1,203,999

Accumulated depletion and depreciation
Balance at January 1, 2013	$25,844
Depletion and depreciation expense	28,431
Balance at December 31, 2013	$54,275
Depletion and depreciation expense	87,444
Balance at September 30, 2014	$141,719

Net book value
As at December 31, 2013	$1,149,724
As at September 30, 2014	$1,062,280

At September 30, 2014, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

7.	Exploration and evaluation assets:

Balance at January 1, 2013	$10,030,769
Acquisitions	2,868,845
Additions	387,293
Capitalized general and administraive costs	101,975
Foreign exchange translation	(1,099,190)
Balance at December 31, 2013	$12,289,692
Additions	87,636
Foreign exchange translation	(109,877)
Balance at September 30, 2014	$12,267,451

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

	a)	Authorized:

Unlimited number of common shares with no par value.
Unlimited number of preferred shares, of which none have been issued.

	b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at January 1, 2013	49,960,000	$10,534,312
Issued to acquire exploration and evaluation assets	69,065	15,194
Issued to acquire ITME	13,977,811	3,494,453
Issued to former director	50,000	12,500
Balance at December 31, 2013 and September 30, 2014	64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At September 30, 2014 no options have been issued under this plan.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

	Number of
	warrants	Amount
Balance, January 1, 2013	-	$-
Issued	5,000,000	254,938
Balance, December 31, 2013 and September 30, 2014	5,000,000	$254,938

e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three and six month periods ended September 30, 2014 (three and nine month periods ended September 30, 2013 – 49,960,000). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Nine months	Nine months
	ended Sept 30	ended Sept 30	ended Sept 30	ended Sept 30
	2014	2013	2014	2013
Interest income on cash	$(135)	$(2,025)	$(491)	$(5,051)
Interest expense	144,573	191,701	281,090	233,839
Accretion on decommissioning liability	314	2,441	12,818	8,999
Net finance expense	$144,752	$192,117	$293,417	$237,787

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2014 and 2013
(Unaudited)

10.	Decommissioning liability:

The Company’s decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $443,178 as at June 30, 2014 (2013 - $415,300) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At September 30, 2014, the liability has been calculated using an inflation rate of 3.0% (2012 – 3.0%) and discounted using a risk-free rate of 3.0% (2012 – 3.0%).

Balance at January 1, 2013	$468,484
Accretion expense	13,117
Foreign exchange translation	(66,301)
Balance at December 31, 2013	$415,300
Accretion expense	12,818
Foreign exchange translation	15,063
Balance at September 30, 2014	$443,179

11.	Subsequent event:

On October 6, 2014 the Chelsea sold certain working and non-producing overriding royalty interests to an arms-length private company for $831,251. With a portion of the proceeds, Chelsea will provide the Queensland government a letter of credit totalling A$450,000, the letter of credit will be drawable by the government in the event the Company does not fulfil its abandonment obligations in the Surat Basin. The cash underwriting the letter of credit will be classified as restricted cash on the Company’s statement of financial position. The remaining proceeds will be for working capital and general corporate purposes.